UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BioCryst Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

09058V 10 3
(CUSIP Number)

William W. Featheringill
c/o Private Capital Corporation
100 Brookwood Place, Suite 410
Birmingham, Alabama 35209 (205) 879-2722
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058V 10 3	13D/A	Page 2 of 5 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William W. Featheringill

2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States of America

Number of	7	Sole Voting Power 2,790,671 shares (1)(2)

Shares Beneficially	8	Shared Voting Power 0 shares

Owned by Each Reporting	9	Sole Dispositive Power 2,790,671 shares (1)(2)

Person With	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,790,671 shares (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 15.8%(1)(2)(3)

14	Type of Reporting Person (See Instructions) IN

Page 2 of 5

Introductory Note

     The Statement on Schedule 13D dated May 31, 1995, as amended by Amendment No. 1 dated June 11, 1996, Amendment No. 2 dated October 21, 1997 and Amendment No. 3 dated October 13, 1998, filed by William W. Featheringill (the “Reporting Person”) is amended as follows to reflect (i) additional acquisitions by the Reporting Person and (ii) the reduction of the percentage ownership by the Reporting Person as a result of additional issuances of Common Stock by BioCryst Pharmaceuticals, Inc. (the “Issuer” or “Company”):

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 is amended by adding the following to the end thereof:

     “In addition, as of December 31, 2001, the Reporting Person had purchased an additional 203,850 shares of Common Stock of the Issuer with personal funds.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) is hereby amended and restated in its entirety as follows:

“(a) and (b)	The Reporting Person beneficially owns 2,790,671 shares of the Common Stock, or 15.8% of the outstanding shares of Common Stock, of the Issuer. This figure includes 941,200 shares of Common Stock held by the Featheringill Family Partnership II, L.P., for which the Reporting Person is the sole manager with investment and voting power for such shares. This figure also includes options to purchase 59,999 shares of Common Stock which the Reporting Person is entitled to acquire and which are fully exercisable within 60 days. The Reporting Person has sole power to vote and to dispose of 2,790,671 shares of Common Stock of the Issuer.”

Item 5(c) is hereby amended and restated in its entirety as follows:

“(c)	During the 60 day period ended as of the date hereof, the Reporting Person has not acquired any shares of Common Stock of the Issuer.”

CUSIP No. 09058V 10 3	Page 3 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2002	By: /s/ William W. Featheringill —————————————— William W. Featheringill

CUSIP No. 09058V 10 3	Page 4 of 5 Pages

Notes to Schedule 13D/A

(1)	Includes 941,200 shares of Common Stock held by the Featheringill Family Partnership II, L.P. Mr. Featheringill is the sole manager of the Featheringill Family Partnership with investment and voting power for such shares.

(2)	Includes 59,999 shares of Common Stock which Mr. Featheringill is entitled to acquire pursuant to options to acquire said shares that are exercisable in full within 60 days. Does not include 12,501 shares of Common Stock which Mr. Featheringill is entitled to acquire pursuant to options to acquire said shares that are not exercisable within 60 days.

(3)	Share information for purposes of determining the percentage of outstanding Common Stock held by the Reporting Person is based upon information regarding the number of outstanding shares of Common Stock as of December 31, 2001 received from the Issuer on January 17, 2002 and assumes the shares of Common Stock issuable to the Reporting Person pursuant to options exercisable within 60 days are outstanding.

CUSIP No. 09058V 10 3	Page 5 of 5 Pages